Exhibit 6.3

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) is by and between Max R&D, LLC, a California limited liability company (“Consultant”) and Max International, LLC, a Utah limited liability company (“Max”).

WHEREAS, Max desires to procure the services of Consultant and Consultant is willing to become a consultant to Max, upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, intending to be legally bound, Max agrees to engage Consultant as follows:

1.	Consulting Services

1.1	Position and Services

Consultant shall be engaged as a consultant for the period April 1, 2021 through March 31, 2022 (the “Term”), unless sooner terminated by either party as permitted by Section 4, below. This Agreement shall automatically renew for one-year terms (each such term a “Renewal Term”) so long as it has not been terminated duringany Term or Renewal Term, as applicable, pursuant to the terms set forth herein. As a consultant, Consultant shall be an independent contractor to Max to undertake the activities as set forth in Exhibit A.

1.2	Consultant Not an Employee of Max

In no event shall Consultant or Max, during the Term of this Consulting Agreement, or any subsequent extension, be deemed to be, and Consultant and Max shall not represent themselves or any of their employees to be, employees of the other, and Consultant and Max shall have no right to claim that any of their respective employees are employees of the other, including, but not limited to on websites, in marketing proposal, or brochures of any nature.

2.	Attention, Effort and Discretion

Consultant will devote the time, and attention necessary to complete those project(s) assigned to in order to render the services (“Consulting Services”) covered by this Consulting Agreement. Consultant shall have the right to assign qualified employees (“Employees”) tasks relating to the Consulting Services.

3.	Compensation

3.1	Compensation

Max agrees to pay to the Consultant, and Consultant agrees to accept, in exchange for the Consulting Services rendered under this Agreement, an amount equal to $37,500.00 per month (“Consulting Fees”). The Consulting Fees are to be paid and received one-half no later than the 15th day of each month and one-half due no later than the 30th day of each month. A wire transfer initiated on the due date will be considered received on that day; otherwise, payment is to be received in the offices of Consultant by the due date. Max agrees late payment under this section is a material breach of this Agreement and authorizes Consultant to invoke section 4.1 of this Agreement. Payments by Max to Consultant under this Consulting Agreement will besubject to no deduction for employment taxes or other employee withholding amounts because, as an independent contractor, Consultant is responsible for all taxes and other such obligations. Max agrees Consultant may increase the Consulting Fees by a maximum of twenty percent (20%) during each one-year term of this Agreement with 30 days written notice to Max.

3.2	Benefits

Consultant shall not be entitled to participate in any of Max’s compensationor welfare or benefit plans or programs because of their unavailability to anyone not employed by Max. Consultant shall also be reimbursed for expenses as provide on Exhibit A below.

4.	Termination

This Agreement may be terminated as follows, except that the provisions of Section 5 and all other provisions of this Agreement which may reasonably be interpreted as surviving the termination of this Agreement shall survive the termination of this Agreement, as long as all Consulting Fee payments due herein have been timely paid.

4.1	By Consultant

Other than as permitted by Section 4.2 or 4.3, below, Consultant may terminate this engagement hereunder in the event of a breach, in any material respect, of this Consulting Agreement by Max and only if and after Max fails to cure such breach within ten (10) days of receipt of written notification from Consultant, such notice shall be sent to Max CEO. However, a failure to make any Consulting Fee payment shall require only five days’ written notice to terminate this Agreement. Max is permitted to cure any breach of the obligation to timely pay Consulting Fees not more than two times in any one-year term of this Agreement. Thereafter, only one day advance notice is required to terminate Consultants obligations under this Agreement for non-timely payment of Consulting Fees.

4.2	By Either Party Without Cause

Either Party may terminate the Agreement at any time upon sixty (60) days’ written notice to the other Party. Provided, however, that in the event this Agreement is terminated by Consultant, Consultant shall extend this Agreement with Max, upon a 60 days written request by Max, to ensure a transition of existing projects to persons designated by Max, such extension shall not last more than 180 days or as agreed by the Parties. The same Consulting Fee payments shall be made during this notice period. The Parties agree that during this 60-day notice period and/or 180-day extension period following termination by Consultant, this Agreement will terminate immediately in the event Consultant does not receive timely Consulting Fee payments.

4.3	Effect

In the event of termination of this Consulting Agreement by Max or Consultant (whether for “cause” or without cause), Consultant shall be paid the compensation owed pro-rata through the effective date of the notice of termination.

5.	Protection of Confidential Information; Non-Solicitation; Non-Competition During Term of Consulting Agreement

5.1	Confidential Information

Consultant understands and agrees that: (a) in the course of this engagement with Max as a consultant hereunder, the Consultant and its Employees willacquire, in whole or in part: (i) information including and concerning Max’s clients and partners and prospective clients and partners, identity of clients and prospective clients, identity of key purchasing personnel in the employ of clients and prospective clients, amounts or kinds of services from Max, Max’s sources of supply, Max’s computer programs, system documentation, special hardware, product hardware, related software development, Max’s manuals, formulae, processes, methods, ideas, improvements, andinventions; (ii) financial information relating to Max; (iii) technical content related to Max; and (iv) other confidential or proprietary information belonging to Max or relating to Max’s affairs (collectively referred to as the “Confidential Information”); (b) the Confidential Information is the property of Max; (c) the unauthorized use, misappropriation or unauthorized disclosure of the Confidential Information would constitute a breach of trust and could cause irreparable injury to Max; (d) it is essential to the protection of Max’s goodwill and to the maintenance of Max’s competitive position that the Confidential Information be kept secret; and (e) Consultant will not disclose the Confidential Information to others or use the Confidential Information for any reason, other than on behalf of Max, either during, or at any time following the termination of Consultants’ engagement hereunder with Max. However, information that is readily ascertainable by proper means, independently derived, publicly accessible, or publicly disclosed, except through improper means, shall not constitute Confidential Information as defined herein; and the post-termination restrictions herein shall not apply to Confidential Information that does not derive independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use, or that Max has not taken efforts that are reasonable under the circumstances to maintain the secrecy of such information.

5.2	Return of Materials

Upon the termination of Consultant’s engagement hereunder, Max will have a sixty-day period from the date of the termination notice to copy information, whether in paper, electronic, summary or other form, all correspondence, letters, notes, notebooks, reports, programs, proposals and any documents containing or reflecting Confidential Information (as defined in this Agreement) Notwithstanding this provision, the Parties understand and agree Consultant is entitled to retain all information, in any form whatsoever, in order to confirm those services provided to and on behalf of Max as it relates to the Consulting Services contemplated in this Agreement, even if such materials contain Confidential Information. Any such Confidential Information retained by Consultant hereunder shall remain subject to this Agreement.

5.3	Permissible Competition During Term of Agreement and Thereafter

Max understands and agrees that during term of this Agreement, Consultant will also be working on projects that do not involve Max. This is not an exclusive Agreement. During the term of this Agreement, Consultant may work on anyproject for itself or for others, provided, however, that such projects do not practice, use, or utilize any of the claims in the RiboCeine and GlutathioCeine patents assigned to Max. In addition, upon termination of this Agreement, Consultant may work on any projects, without limitation, as long as they comply with Paragraphs 5.1 and 5.2.

6.	Consultant’s Representations, Warranties and Covenants

6.1	No Prior Agreements

Consultant represents and warrants Consultant is not a party to or otherwise subject to or bound by the terms of any written or unwritten, expressed or implied contract, agreement or understanding wnicn in any manner would limit or otnerwise affect tne ability of consultant to perform any obligation under this Consulting Agreement, including, without limitation, any contract, agreement or understanding containing terms and provisions similar in any manner to those contained in Section 5. Consultant further represents and warrants that this engagement hereunder will not require Consultant to disclose or use any confidential information belonging to prior entities for which the Consultant performed services.

6.2	Services

Consultant agrees that its Employees will satisfactorily and faithfully perform and complete their assigned project(s) as long as Max timely pays the Consulting Fees and they will not usurp any corporate opportunities of Max, either directly or indirectly. The Parties agree that Max may use the image and likeness of Employees as approved by the Employees in advance of any such use. The Parties also agree Max will not make representations afforded to or by Consultant or its Employees without the express written permission of Consultant or Employees. For example, where Max references Consultant or Employees in any marketing or promotional materials, Max agrees to receive Consultant’s approval as to the content of the representation prior to such use. After this Agreement terminates, Max may only use the image, likeness, and representations by Consultant or Employees to the extent Consultant or Employees authorize such use in each particular situation and circumstance.

6.3	Indemnification

Max hereby agrees to fully indemnify Consultant and its Employees from and against all claims, liabilities, obligations, losses, damages, penalties, judgments, costs, attorneys’ fees and expenses of any kind which may be imposed upon, incurred by or asserted against the Consultant or its Employees by any person in any way relating to or arising out of this Agreement or the actions or inactions by Max.

7.	Miscellaneous

7.1	Authorization to Modify Restrictions

The provisions of Section 5 will be enforceable to the fullest extent permissible under applicable law, and the unenforceability (or modification to conform to law) of any provision will not render unenforceable, or impair, the remainder of this Agreement. If any provision is found invalid or unenforceable, in whole or in part, this Agreement will be considered to be amended to delete or modify, as necessary, the offending provision or provisions and to reform its bounds to render itvalid and enforceable.

7.2	No Waiver

The failure of either Max or Consultant to insist upon the performance of any term in this Consulting Agreement, or the waiver of any breach of any such term, shall not waive any such term or any other term of this Consulting Agreement. Instead, this Consulting Agreement shall remain in full force and effect as if no such forbearanceor waiver had occurred.

7.3	Entire Agreement; Amendment

This Consulting Agreement represents the entire agreement of the parties and may be amended only by a writing signed by each of them. However, the Parties acknowledge that separate and apart from this Agreement, some or all of Consultant’s Employees own equity interests in Max that are not affected by this Agreement and involve ownership or other agreements not at issue here.

7.4	Governing Law

This Consulting Agreement will be governed by, and construed in accordance with, the internal substantive laws of the state of California without regard for conflict of laws provisions.

7.5	Consent to Jurisdiction

Only to the extent that court action is warranted instead of resort to arbitration or to enforce an arbitrator’s award as provided by Section 7.12 of this Consulting Agreement, Max and Consultant hereby irrevocably submit to the personal jurisdiction of the United States District Court for the Central District of California or to the California Superior Court for the County of Los Angeles in any action or proceeding arising out of or relating either to Section 5 or to enter judgment on an arbitrator’s award as provided by Section 7.12.

7.6	Service of Process

Only to the extent that court action is warranted instead of resort to arbitration or to enforce an arbitrator’s award as provided by Section 7.12 of this Consulting Agreement, Max and Consultant irrevocably consent to the service of any summons and complaint and any other process which may be served in any action or proceeding arising out of or relating to this Consulting Agreement brought in the United States District Court for the Central District of California or the California Superior Court for the County of Los Angeles by the mailing by certified mail, return receipt requested, postage prepaid, copies of such process to Joseph Voyticky at Max International, LLC at its address, as set forth in Section 7.14 or to Consultant at the address of Scott Nagasawa, Max R&D, LLC., 3848 Carson Street, Suite 320, Torrance, CA 90503.

7.7	Venue

Only to the extent that court action is warranted instead of resort to arbitration or to enforce an arbitrator’s award as provided by Section 7.12 of this Consulting Agreement, Consultant and Max irrevocably waive any current or future objection to the laying of venue of any action or proceeding arising out of or relating to this Consulting Agreement brought in the United States District Court for Central District of California or the California Superior Court for the County of Los Angeles and any objection on the ground that any such action or proceeding in such court has been brought in an inconvenient forum.

7.8	Recovery of Expenses

The prevailing party in any proceeding arising from this Consulting Agreement will be entitled to reasonable attorneys’ fees, costs and the expenses oflitigation or arbitration from the non-prevailing party, in whole or in part.

7.9	Agreement Binding

As long as the Consulting Fees have been regularly and timely paid, the obligations of Consultant under this Consulting Agreement will continue as stated in thisConsulting Agreement after the termination of their engagement hereunder, and will be binding on their heirs, executors, legal representatives and assigns and will inure to the benefit of any successors and assigns of Max.

7.10	Arbitration

Subject to any limit on damages provided by applicable law, any controversy or claim arising out of or relating to this Consulting Agreement, or its breach, will be settled exclusively and confidentially by final and binding arbitration conducted in Los Angeles County, California by binding arbitration before a neutral arbitrator jointly selected by the parties from a list provided through the business dispute panel of either ADR Services (Century City) or JAMS/Endispute (Santa Monica or Los Angeles), judgment on the award rendered by the arbitrator may be entered in any court with jurisdiction.

7.11	Counterparts, Section Headings

This Consulting Agreement may be executed in any number of counterparts. Each will be considered an original, but all will constitute one and the same instrument. The section headings of this Consulting Agreement are for convenience of reference only and will not affect the construction or interpretation of anyof its provisions.

7.12	Notices

All notices, demands, requests and other communications shall be in writing or by written telecommunication and given by personal delivery to the addressee, by mail (certified mail, return receipt requested, postage prepaid) or by telecommunication. Either party may from time to time change its address, facsimile number, electronic mail address or designated individual by notice to the other party.

To:           Scott Nagasawa

Max R&D, LLC

3848 Carson St., Suite 320

Torrance, CA 90503

To:          Joseph F. Voyticky

Max International, LLC

102 S. 200 E., Suite 610

Salt Lake City, Utah 84111

Any notice, demand, request, or other communication shall be considered given on the date delivered if delivered personally or transmitted by facsimile or electronic mail; on the next day if sent by overnight courier service; and two days after mailing if sent by certified mail, return receipt requested, postage prepaid.

IN WITNESS WHEREOF, the parties have entered into and signed this Consulting Agreement as of March 31, 2021.

Max R&D, LLC

By:	/s/ Scott Nagasawa

Max International, LLC

By:	/s/ Joseph F. Voyticky

EXHIBIT A

Roles and Responsibilities for Research and Development
Contract

•	Hereinafter, the GlutathioCeine and RiboCeine technology patents assigned to Max shall be referred to as “Cellgevity Technologies” and the intent of the Parties is for Consultant to perform the duties and services set forth in this Exhibit A as it relates to Max’s promotion of Cellgevity Technologies.

o	Oversee activities related to, without limitation, the production, scaling, safetyreview, and manufacturing efficiency of Cellgevity Technologies.

o	Be the liaison between Max International and the selected vendor(s) ofCellgevity Technologies.

o	Oversee the manufacturing and related raw material sourcing.

o	Be the Liaison for vendor and raw material pricing negotiations, manufacturing timelines, raw material shipments,safety review, vendor capacities, and availability forecasting as it relates to the Cellgevity Technologies.

o	Create support articles related to Cellgevity Technologies. These supportarticles include, but not limited to safety, efficacy, clinical support, clinical design, and international registration paperwork.

o	Oversee the needed support to carry out any and all clinical trials that Max mayelect to perform with Cellgevity Technologies.

o	Provide information needed for submissions of Cellgevity Technologies, including but not limited to its acceptance as a NDI, GRAS, Food additive, Pet supplement, Pet food, skin care, personal care, or similar submissions which maybe elected by Max International in the USA or any other international country of its choice.

•	Research and Development

o	Assist in the review of current and future Max product formulation.

o	Assist in the creation of future Max products.

o	Review each raw material for safety, efficacy, and functional uses.

o	Create documents that support allowable structure function claims, and allowable product positioning statements.

o	Review manufacturing protocols as it relates to all Max products, to assist insafety, stability, efficacy, and best of class manufacturing practices.

o	Review selected packaging to promote product stability and functionality.

o	Oversee review of possible raw materials to be used in future formulations topromote safety, efficacy, and stability.

o	Oversee customization of formulations of Max products in an effort to makethem allowable in any of the international markets that Max may expand to International Development.

o	Communicate with international law firms, government agencies, and consultants regarding needed paperwork, information, and support needed for the registration, review and acceptance of Max products around the world.

o	Collaborate with a Clinical Research Organization (CRO) in the designs of applicable clinical studies that are needed for product submissions and acceptance.

o	Work with any doctors, scientists, and consultants to validate the safety, efficacy, and use of Max products for the purposes of product acceptance andregistration.

o	Coordinate the work in obtaining any manufacturing certificates needed for international submission and acceptance. Certificates include, but are not limited to certificate of free sale, raw material safety data sheets, microbial counts, stability studies, raw material manufacturing methods, and any other document that may be needed.

•	Regulatory

o	Provide guidance to comply with US FDA and International regulatory agencies regulations related to Cellgevity Technologies. The Parties agree Consultant is not responsible for Max’s failure to comply with the guidance provided by Consultant to Max.

•	Miscellaneous Activities Related Solely to Cellgevity Technologies.

o	All marketing strategies involving Consultant are restricted to Cellgevity Technologies. There will be no discussion by Consultants for the use of Cellgevity Technologies for the treatment of diseases/cancer.

o	The continued use of the name, likeness, and all related material of Herbert Nagasawa, Scott Nagasawa, and Scott Momii is permitted during the term of thisAgreement while timely Consulting Fees are being paid and in compliance with section 6.2 of the Agreement.

o	Expenses for travel will be preapproved by Max. In the event any Employee of the Consultant is required to travel on international flights, such flights shall bebusiness class. Expenses shall be reimbursed within two weeks of receipt of expense report. Expenses other than travel incurred for Consulting projects shall be reimbursed upon monthly submission. Overnight mail communications shall be on the Max Federal Express Account.

o	Work closely with Max to achieve timely production of rawmaterials needed for finished goods manufacturing.

o	Provide guidance so that all ordered raw materials meet or exceed all safety, efficacy, and stability expectations.

o	Provide guidance with any investigations of anomalies related to Max products including uncharacteristic total plate counts, presence of pathogens, stability issues, color, smell, taste, consumer-reported side effects, consumer complaints, etc.

o	Answer technical questions as it relates to the function, purpose, and use of Max products.